SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-23827

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:     September 30, 2003

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: PC Connection, Inc.

Former name if applicable: Not applicable.

Address of principal executive office (Street and number): 730 Milford Road

City, state and zip code: Merrimack, New Hampshire 03054

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The General Services Administration (“GSA”) has cancelled its contract with the Registrant’s subsidiary, GovConnection, Inc. (“GovConnection”), effective on November 15, 2003, following a review of GovConnection’s contract management systems and procedures that may have resulted in the sale of unqualified items or the underpayment of required fees. On October 16, 2003, GovConnection received a 30-day cancellation notice from the GSA, and subsequently met with the GSA to try and resolve differences of opinion regarding contract performance and compliance. On November 14, 2003 GovConnection was informed that the cancellation notice would not be stayed or rescinded.

The Registrant has already implemented certain remedial measures relative to its federal contracting business. The Registrant’s board of directors has initiated an internal review of the matter. The review will be conducted by outside counsel and an independent auditing firm. Following this review, GovConnection intends to implement additional changes. GovConnection also intends to submit an application for a new agreement with the GSA.

While the Registrant has no indication of intentional wrongdoing by GovConnection regarding the GSA contract, it has been informally advised that the matter has been referred to the Department of Justice for review. The Registrant will cooperate fully in any review.

Following this cancellation, GovConnection may not sell products to federal government entities other than through a competitive bidding process or through “open market” purchases, and the amount of sales by GovConnection to federal government entities are likely to decrease significantly. Sales under this GSA contract accounted for approximately $56 million in revenues and approximately $4.8 million in gross profit in the first nine months of 2003. The Registrant is assessing the impact of this cancellation on its future operations.

As a result of the reasons described above, the Registrant could not have timely filed the Form 10-Q with full and accurate disclosures without unreasonable effort or expense, and the Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Patricia Gallup, Chairman of the Board of Directors and Chief Executive Officer (603) 423-2000.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes         ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes        ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable.

PC Connection, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 17, 2003	By:	/s/ PATRICIA GALLUP

Name: Patricia Gallup Title: Chairman of the Board and Chief Executive Officer